HELUS Pharma Reports Third Quarter Fiscal Year 2026 Financial Results and Recent Business Highlights

- Cash position of US$195 million as of December 31, 2025, before adjustment for post quarter events -
- Topline data readout from the Phase 2 study evaluating HLP004 in generalized anxiety disorder (“GAD”) expected in Q1 2026 -

This news release constitutes a “designated news release” for the purpose of the Company’s prospectus supplement dated December 30, 2025, to it short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

BOSTON & TORONTO – February 13, 2026 – HELUS PharmaTM (Nasdaq: HELP) (Cboe CA: HELP), a clinical stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today reported unaudited financial results for its third quarter ended December 31, 2025, and recent business highlights.

“The third quarter reflects continued disciplined execution across Helus Pharma’s clinical and operational priorities,” said Michael Cola, Chief Executive Officer of Helus Pharma. “We are advancing a differentiated, multi-asset neuroscience portfolio with programs spanning multiple stages of development and indications. With a strong balance sheet, continued progress across our HLP003 Phase 3 and HLP004 Phase 2 programs, and a focus on scalable, repeatable clinical architectures, Helus Pharma is well positioned as we move toward upcoming clinical catalysts and long-term value creation.”

Recent Business and Pipeline Highlights:
•Leadership transition completed with the appointment of Michael Cola as Chief Executive Officer to lead the Company’s transition to a potential first commercial product launch.
•Continued advancement of HLP003, the Company’s lead proprietary NSA, through its Phase 3 clinical development program for the adjunctive treatment of major depressive disorder (“MDD”), including ongoing activities across both the APPROACH™ and EMBRACE™ pivotal studies and the EXTEND long-term extension study.
•Continued progress in the HLP004 Phase 2 program for GAD, with study activities supporting an upcoming topline data readout in Q1 2026.¹

•Executed the rebranding to “Helus Pharma”.
•Reframed the Company’s focus on engineered serotonergic agonists designed for controlled pharmacokinetics and potential future commercial scalability, which management of the Company believes more appropriately reflects the Company's transition from a clinical stage entity to a potential commercial stage pharmaceutical company.
•Continued expansion and defense of the Company’s intellectual property portfolio supporting multiple programs and indications and providing protection around lead programs HLP003 and HLP004 until at least 2041, reinforcing long-term differentiation, strategic flexibility and potential blocking position within the field.

Upcoming Milestones and Catalysts¹

HLP004 Phase 2 Program in Generalized Anxiety Disorder
•Anticipated topline data readout from the Phase 2 study evaluating HLP004 in GAD in Q1 2026.

HLP003 Phase 3 Program in Major Depressive Disorder
•Continued execution of the APPROACH™ pivotal Phase 3 study evaluating HLP003 as an adjunctive treatment for MDD with topline data anticipated in Q4 2026.
•Continued execution of the EMBRACE™ complementary Phase 3 study, which initiated patient enrollment in the prior quarter, designed to reinforce efficacy findings and support the overall evidence package for HLP003 in MDD.
•Ongoing patient participation in the EXTEND long-term extension study, supporting the collection of long-term safety and durability data.

Third-Quarter Financial Highlights

•Cash totaled US$195.1 million as of December 31, 2025, before any adjustments for post quarter events.
•Net loss was US$42.7 million for the quarter ended December 31, 2025, compared to a net loss of US$7.5 million in the same period last year.
•Cash-based operating expenses consisting of research, general, and administrative costs totaled US$36.7 million for the quarter ended December 31, 2025, compared to US$20 million, in the same period last year.
•Cash flows used in operating activities were US$31.9 million for the quarter ended December 31, 2025, compared to US$18.6 million in the same period last year.

About Helus Pharma

Helus PharmaTM, the commercial operating name of Cybin Inc. (the “Company” or "Helus Pharma") is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to potentially address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus PharmaTM is a trademark of Cybin Corp.

Note:
1.There is no assurance that timelines will be met. Anticipated timelines regarding the initiation, advancement and results of clinical trials are based on reasonable assumptions informed by current knowledge and information available to the Company. See “Cautionary Notes and Forward-Looking Statements”.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s continued execution of the APPROACH and EMBRACE pivotal Phase 3 studies evaluating HLP003 as an adjunctive treatment for MDD with topline data anticipated in Q4 2026; the Company’s ongoing patient participation in the EXTEND long-term extension study, supporting the collection of long-term safety and durability data; the Company’s anticipated topline data readout from the Phase 2 study evaluating HLP004 in GAD in Q1 2026; the ability of the Company’s NSAs to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions; the Company’s ability to transition to a potential commercial stage pharmaceutical company; the Company’s ability establish an intellectual property blocking position around lead programs HLP003 and HLP004; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Josh Barer

astr partners
Managing Director
(908) 578-6478
josh.barer@astrpartners.com

George Tziras
Chief Business Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
(914) 772-7562
jtokarczyk@rxmedyn.com